UNITED STATES                  SEC File Number
                       SECURITIES AND EXCHANGE COMMISSION           1-12079
                             Washington, D.C. 20549                 -------
                                                                  Cusip Number
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



 (Check One) [x]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                       For Period Ended: December 31, 2004
                         -------------------------------


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Calpine Corporation
Full Name of Registrant

Former Name if Applicable

50 West San Fernando Street
Address of Principal Executive Office (STREET AND NUMBER)

San Jose, CA 95113
City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail why FormS 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Calpine Corporation is filing this Form 12b-25 with respect to its annual report on Form 10-K for the year ended December 31, 2004 because it needs additional time to complete its financial statements. As of December 31, 2004, the Company did not maintain effective controls over the accounting for the tax effects of its discontinued operations as a result of the sale of its Canadian and certain U.S. oil and gas assets during the third quarter of 2004 and expects to restate its Form 10-Q for the period ended September 30, 2004 to correct an error in the tax provision recorded in that filing. Due to the additional time required to complete these financial statements, Calpine could not file its 2004 Form 10-K in a timely manner without unreasonable effort or expense. Calpine expects to file its 2004 Form 10-K on or before March 31, 2005. As a result of the third quarter control deficiency with respect to the recording of taxes within discontinued operations, management determined that this control deficiency constitutes a material weakness. Because of this material weakness, the Company has concluded that it did not maintain effective internal control over financial reporting as of December 31, 2004. The Company expects that its external auditors will issue an adverse opinion on the Company's internal control environment as of December 31, 2004 because of this issue. The Company will provide a discussion of its remediation actions that have been implemented to ensure effective controls over the recording of the tax provision in its 2004 Form 10-K. In accordance with Section 404 of the Sarbanes-Oxley Act, the Company and its auditors continue to assess the overall controls environment and its effectiveness.


                           PART IV - OTHER INFORMATION



     (1) Name and telephone number of person to contact in regard to this notification

               Lisa Bodensteiner             408             995-5115
          ---------------------------    -----------    ------------------
                     (Name)              (Area Code)    (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Calpine Corporation
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





   Date  March 16, 2005                 By  /s/ Charles B. Clark, Jr.
         -------------------------          ----------------------------
                                            Senior Vice President and Controller
                                            Chief Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                   ATTACHMENT


The registrant anticipates that a significant change in its results of operations from the last fiscal year will be reflected by the earnings statements to be included in its 2004 Form 10-K. Specifically, the registrant expects to report a loss before benefit for income taxes of approximately $717.4 million for 2004, compared to income before provision for income taxes of $94.6 million previously reported in 2003. As discussed above, the Company is evaluating the tax effects for its third quarter 2004 discontinued operations and has not finalized its 2004 tax provision. The 2004 results, after the effects of the discontinued operations from the sale of certain oil and gas assets in September 2004, include several previously disclosed items, including
a) a $387.9 million increase in interest expense and distributions on trust preferred securities, as compared to the same period in 2003, b) $202.1 million of impairment charges for certain oil and gas reserves and c) market fundamentals, which caused total spark spread, despite a total increase of $79.2 million, or 4%, to not increase commensurately with additional plant operating expense, transmission purchase expense and depreciation costs associated with new power plants coming on-line. These decreases in income before provision for income taxes were partially offset by pre-tax income in the amount of $171.5 million, net of transaction costs and the write-off of unamortized deferred financing costs, associated with the restructuring of power purchase agreements for the Newark and Parlin power plants and the sale of an entity holding a power purchase agreement.